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                               August 12, 2022

       Chris Anthony
       Co-Chief Executive Officer
       Aptera Motors Corp
       5818 El Camino Real
       Carlsbad, CA 92008

                                                        Re: Aptera Motors Corp
                                                            Amendment No. 1 to
Post-Qualification Amendment to Form 1-A
                                                            Filed August 8,
2022
                                                            File No. 024-11479

       Dear Mr. Anthony:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Post-Effective Amendment on Form 1-A Filed August 8,
2022

       General

   1.                                                   Rule 251(d)(3)(ii)
prohibits at the market offerings and in doing so defines such an offering as "an
offering of equity securities into an existing trading market for outstanding shares of the same
class at other than a fixed price. One fixed price is therefore required at qualification of
securities so qualified.
   2. Please explain the price of $9.20 per share. Rule 251(d)(3)(ii) requires a fixed price. We note that your May 3,
2022 253(g)(3) discloses an $8.80 per share price. As noted above, one fixed price is
required at qualification.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Chris Anthony
Aptera Motors Corp
August 12, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sherry Haywood at (202) 551-3345 or Gregory Herbers at
(202) 551-
8028 with any questions.



                                                          Sincerely,
FirstName LastNameChris Anthony
                                                          Division of
Corporation Finance
Comapany NameAptera Motors Corp
                                                          Office of
Manufacturing
August 12, 2022 Page 2
cc:       Jamie Ostrow
FirstName LastName